UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OncoMed Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68234X102

(CUSIP Number)

December 4, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 68234X102	Page 2 of 5 Pages

1.	Names of reporting persons Celgene Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,470,588 shares of Common Stock of the Issuer
	6.	Shared voting power 0
	7.	Sole dispositive power 1,470,588 shares of Common Stock of the Issuer
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,470,588 shares of Common Stock of the Issuer
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.0%
12.	Type of reporting person CO

13G

CUSIP No. 68234X102	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Oncomed Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Chesapeake Drive

Redwood City, California 94063

Item 2(a).	Name of Person Filing:

Celgene Corporation

Item 2(b).	Address of Principal Business Office:

86 Morris Avenue

Summit, New Jersey 07901

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

68234X102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,470,588 shares of Common Stock of the Issuer

(b)	Percent of class: 5.0%. Such percentage is based upon 29,384,647 outstanding shares of Common Stock of the Issuer as of December 2, 2013.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,470,588

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,470,588

(iv)	Shared power to dispose or to direct the disposition of: 0

13G

CUSIP No. 68234X102	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2013

CELGENE CORPORATION

By:	/s/ Thomas M. Perone
	Name:	Thomas M. Perone
	Title:	Assistant Secretary